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                             June 7, 2021

       Tanmay Kumar
       Chief Financial Officer
       Trebia Acquisition Corp.
       41 Madison Avenue, Suite 2020
       New York, NY 10010

                                                        Re: Trebia Acquisition
Corp.
                                                            Form 8-K filed June
1, 2021
                                                            File No. 001-39331

       Dear Mr. Kumar:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed June 1, 2021

       Item 4.02, page 2

   1. Please tell us why your filing does not include a statement of whether the audit committee, or the board of
directors in the absence of an audit committee, or authorized officer or officers, discussed
with the registrant   s independent accountant the matters disclosed in
                                                        the filing in
accordance with Item 4.02(a)(3); or revise accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.




                             Sincerely,
 Tanmay Kumar
Trebia Acquisition Corp.
June 7, 2021
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FirstName LastNameTanmay Kumar
Comapany NameTrebia Acquisition Corp.
                                        Division of Corporation Finance
June 7, 2021 Page 2                     Office of Real Estate & Construction
FirstName LastName